Exhibit 8.1

Subsidiaries of Silicon Motion Technology Corporation

Name of Entity	Jurisdiction of Incorporation
Bigtera (Beijing)	China
Shannon Systems	China
Silicon Motion, Inc.	California
Silicon Motion, Inc.	Taiwan
Silicon Motion, Inc. (Shanghai)	China
Silicon Motion, Inc. (Shenzhen)	China
Silicon Motion (MCO) Ltd.	Macau
Silicon Motion Technology (HK) Ltd.	Hong Kong
FCI Inc.*	Korea

*	We completed the sale of FCI Inc. in May 2019.